

Mail Stop 3720

December 13, 2017

Christian A. J. Baeza
Chief Financial Officer
Legacy Education Alliance, Inc.
1612 Cape Coral Parkway East
Cape Coral, Florida 33904

> **Re:** **Legacy Education Alliance, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 31, 2017**
> **File No. 000-55790**

Dear Mr. Baeza:

We have reviewed your filing and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this comment within ten business days or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response, we may have additional comments.

1. In future filings, please revise to provide individual descriptions of each director's or nominee's business experience to discuss his or her "experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant…in light of the registrant's business and structure." It is not sufficient to provide such disclosure on a group basis. Refer to Item 401(e) of Regulation S-K and Question 116.5 of Regulation S-K Compliance & Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Christian A. J. Baeza
Legacy Education Alliance, Inc.
December 13, 2017
Page 2

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have any questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications